UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): [  ] Form 10-K [  ] Form 20-F [  ] Form 11-K [X] Form 10-Q [  ] Form 10-D [  ] Form N-SAR [  ] Form N-CSR

For Period Ended: June 30, 2005

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

FindEx.com, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

11204 Davenport Street, Suite 100
Address of Principal Executive Office (Street and Number)

Omaha, NE 68154
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Findex.com, Inc. could not file the required Form 10-QSB within the prescribed period due to the fact that financial restatements relating to prior reporting periods which are necessary to have complete in order to accurately present the financial results for the quarter ended June 30, 2005 are not yet complete. On August 9, 2005, we filed an Item 4.02 Current Report on Form 8-K/A under the heading Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Report, which stated that we had determined to revise our previously issued consolidated balance sheet, statement of operations, statement of stockholders’ equity, and statement of cash flows for the fiscal year ended December 31, 2004, among others. Given this determination, and the fact that an audited retained earnings figure which was not available as of the filing deadline (due to restatement initiatives that are ongoing) would have been necessary in order to properly state our financial results for the quarter ended June 30, 2005, we were unable to make the filing in a timely manner. We intend to file a Form 10-KSB/A for the fiscal year ended December 31, 2004, Form 10-QSB/A for the quarter ended March 31, 2005 as well as the Form 10-QSB for the quarter ended June 30, 2005 to which this notification of late filing relates, no later than August 19, 2005.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Michael M. Membrado	646	486-9772
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [  ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We experienced an increase in our net loss from approximately $130,000 for the three months ended June 30, 2004 to approximately $193,000 for the three months ended June 30, 2005 and from approximately $13,000 for the six months ended June 30, 2004 to approximately $88,000 for the six months ended June 30, 2005. The increase resulted in large part from an increase in amortization of software development costs associated with recently released software titles and penalties associated with our delayed registration statement. We recognized approximately $76,000 and $106,000 of additional software development amortization during the three and six months ended June 30, 2005. This increase resulted from additional investment in software development projects and increased cash used by investing activities. During the three months ended June 30, 2005, we also recorded $119,000 in penalties to an investor resulting from the delay in having our registration statement declared effective.

FINDEX.COM, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 16, 2005	By: /s/ Steven Malone
Steven Malone, President & CEO